Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

On February 9, 2022, Marc Bell, Terran Orbital’s Chairman and CEO spoke to John Jannarone and Jarrett Banks of IPO Edge in a discussion presented by IPO-Edge.com.

John Jannarone, IPO Edge:

Hello, thank you for joining. I'm John Jannarone, Editor in Chief of IPO Edge. We have another very special guest today from a company in the satellite industry that stands apart from many of the others that we've had in our program. Those of you who watch us regularly know that we've covered the space industry extensively. This is a vertically integrated company, Terran Orbital, which of course is merging with Tailwind Two Acquisition Corp, that's TWNT. And we have the co-founder, Chairman and CEO, Marc Bell who you'll meet in just a moment.

Let's move relatively quickly, because I want to get Marc on stage here. Just as many of you know, who've watch this before, the easiest way to ask questions is right there in the Q&A box. We'll get to those in the second half of the hour. Additionally, we'll have the replay up either on IPOedge.com or you can look up the ticker TWNT on your Bloomberg terminal or on Yahoo Finance and you'll find it right there quite easily. Please send those questions in now, or whenever you like, and we'll get them later.

Before we bring Marc on, let's watch a video to give you a great overview of the business. Here we go.

Video Narrator:

Space is more than an unknown. It is a force that compels us to discover it, to reach out and know it. For centuries, humankind has imagined its presence in the cosmos, and what innovations in space might mean to life on earth. What could we achieve with a view from the outside looking in? Though we were able to solve the engineering and technical hurdles of accessing space, the financial burden afforded access to governments and the few who could afford a king's ransom.

Thanks to pioneering university students [inaudible 00:01:49] a new era began to bring [inaudible 00:01:49] to space. With the first affordable and capable small satellite content, the [inaudible 00:01:55], these engineers developed a [inaudible 00:02:03].

And at Terran Orbital Solutions, Inc., Tyvak Nano satellite systems [inaudible 00:02:14] and is the gold standard for small satellites and subsystems. Terran Orbital is an end-to-end service provider for small satellite manufacturing, launch and operations. Unparalleled success led the Tyvak team to expand beyond the CubeSat size, and to begin producing larger vehicles. This remarkable decade-long journey with Tyvak is one of providing innovative, cost effective solutions to missions that were previously unthinkable by small satellites. Terran Orbital satellite solutions have expanded what is possible to achieve in space.

From success in delivering satellite solutions with Tyvak, Terran Orbital expanded its family in 2019. Introducing its earth observation solutions entity, PredaSAR. Under the cover of darkness, aggressors are preparing to launch attacks on military targets and civilian populations across the globe. To stop them friendly forces need to detect and react within a matter of hours, even minutes. On a barrier reef, an oil tanker crashes and spills millions of barrels of oil into the ecosystem. Time is critical to prevent the spread and begin cleanup. Massive wildfires are moving quickly, trapping hikers and campers. Rescuers need the visibility to see through thick layers of smoke to locate those trapped. A devastating hurricane makes landfall in the night, flooding homes and washing away streets, stranding thousands. Timing is critical, and first responders need immediate insights into which areas need help first to save lives.

In perilous situations where life and valuable resources are on the line, the need for real time data and visibility is critical. Unfortunately, there are no existing solutions to adequately meet these demands. Physical access to these areas from aircraft is often impossible. Traditional satellites can take days or weeks to get clear pictures from space, limited to daylight and perfect weather. When answers are needed quickly, there needs to be a different solution. That's where PredaSAR comes in. Terran Orbital is deploying the world's largest fleet of radar satellites, traveling around the earth closely and quickly in low earth orbit.

The PredaSAR line of satellites use a technology called synthetic aperture radar, or SAR, to see anywhere on earth in minutes. SAR is a technology that uses radar to transmit radio waves to earth, and listens for those waves to bounce back. PredaSAR Satellites then uses SAR technology to form those waves into pictures, videos, and 3D models of objects. Where traditional imaging satellites need the sun's light to capture images, PredaSAR satellites use radar to make their own light at any time of day, seeing through clouds, weather, and smoke.

For decades, this technology was almost exclusively used by governments. But advances in technologies and more affordable access to space have opened the doors for a wide range of global commercial opportunities. With PredaSAR satellites, we can see anywhere in the world in a matter of minutes. No obstructions, no delays. First responders can pinpoint where help is needed the most. Insurance companies can assess where large scale damage is most severe. And the military can have unparalleled insight into every move the enemy makes, day or night.

With lives and precious resources on the line, the world can no longer afford to stay in the dark. Terran Orbital earth observation solutions will be there when the world needs us the most. To address the demand for large constellations such as PredaSAR, and hundreds, even thousands of small satellites, requires innovation and excellence at scale. To answer this call, Terran Orbital is building massive, state of the art facilities. This new campus will expand and automate manufacturing as well as vertically innovate much of Terran Orbital's supply chain. As we grow, so do our successes and our imagination.

Terran Orbital is building the future of small satellite manufacturing and mission solutions to deliver on the promise of a better and safer world, from space.

John Jannarone, IPO Edge:

All right, great. With that, I'm going to pass the baton here to Jarett Banks, Editor at Large here at IPO Edge, who's going to bring on the man of the hour, Marc Bell. Go ahead, go ahead.

Jarrett Banks, IPO Edge:

Thanks John. And welcome Marc to the program. How are you doing today?

Marc Bell, Chairman and CEO of Terran Orbital:

Great. And thank you for having me. Love the video, by the way.

Jarrett Banks, IPO Edge:

That was very exciting, indeed. Well, let's get right into it. If you'll forgive the pun, please give us the 10,000 foot view of what Terran Orbital does and where you operate.

Marc Bell, Chairman and CEO of Terran Orbital:

Terran Orbital is one of the pioneers of this whole small sat revolution that you're seeing today. The founder of Tyvac was the inventor of the cube set, co-inventor of the cube set, and that served as the basis of most small satellites that you see being launched today. All these new startup companies you're seeing all stem from what we built almost 10 years ago. And that has become the foundation of our own business. So, we started off as a parts manufacturer, decided to stop selling parts eight years ago, and decided to start building satellites. And started building satellites, but then we realized people need more than just a satellite. So we started helping them with launch integration, with missions operations after it, they needed access to ground stations. So we're really, we're providing our customers with an end-to-end solution, or any piece of the equation for what they needed.

Jarrett Banks, IPO Edge:

Fantastic. Now, we cover a lot of SPACs here at IPO Edge. We always like to ask this question, why did you choose to go public by a SPAC, and why now?

Marc Bell, Chairman and CEO of Terran Orbital:

So, we looked at SPAC, an IPO, a direct listing. And having done a SPAC back in 2007, I did a SPAC called Enterprise Acquisitions, a $250 million SPAC. Today it's ARMOUR Residential REIT, on the New York stock exchange, it's sold as ARR. And we decided that a SPAC gave us certainty of close. If we tried to price an IPO two weeks ago, we probably would've had a market out. In this case, we are very lucky that we have our partner Tailwind Two, put together a phenomenal backstop, or quote backstop, with approximately $250 million between the PIPE and other financing arrangements, to guarantee we'll have liquidity, no matter what, post-close.

And so we decided we needed certainty of capital, certain of access. And as far as why now, we're growing at an incredible rate. We've added a lot of people; we've added just 100,000 square feet of new space last quarter alone. We're building satellites at a very fast pace, and we're growing and we need capital now.

Jarrett Banks, IPO Edge:

Fantastic. Now, this is a very exciting industry, which some would say reminds them of the space race of the sixties, in a new form. Tell us how your constellation is different from others in this space.

Marc Bell, Chairman and CEO of Terran Orbital:

Well, we have two businesses. We have a business where we manufacture satellites, called our satellite solutions business. And then we have a program that we started that we're working on, which is now our earth observation business. And we'll talk about the earth observation first, and then we'll go back to satellite solutions.

Our satellite PredaSAR is really earth observation, we call 1.0 and 2.0 combined for 3.0. But what I mean by that is, earth observation 1.0 is where you go to Google Earth, you see your house on a clear sunny day, it's a clear picture. But it only works when it's clear skies and the sun's reflecting off the earth. And that's it, because it's a camera from space, and as you know, you can't use a camera in the dark. So now, you get earth observation 2.0, synthetic aperture radar. It's been around for 50 years. It's been a traditionally classified program by most governments. You can Google it and you can't see that the US government owns any of these things. And what we did is it got cheap enough to commercialize it and put it in a low earth orbit. And that's what we're doing. So we're building 96 satellites to cover the globe. And they're big. You have some other startups out there doing very, very small satellites. We're at 350 kilograms in mass. We're shooting for an average visit time of three to seven minutes on over 90% of the globe. And we could do an image in one pass. But the important thing is we could see your house at night, we could see your house when it's covered with clouds during the day. But imagine never losing a ship, never losing a plane, being able to have imaging all over the world, not just . . . even places where drones can't go, like Russia, China, North Korea. It gives access to, it's a huge asset for national security, huge asset to the DOD, the intelligence community, to have real time access to data all across the board. And then on the satellite solutions side of the house, we build satellites. And we're what we call payload agnostic, so we could build satellites for anybody. And we could do 5G, internet of things, electro optical imaging, SAR, high vis spectral imaging, obstacle relays. Whatever the customer wants, we can deliver as a payload to them.

Jarrett Banks, IPO Edge:

Fantastic. Now, you mentioned that things are indeed getting cheaper. Can you explain where cost is currently, and what's impacting this downward trajectory.

Marc Bell, Chairman and CEO of Terran Orbital:

So, think it was in history. They used to call it 8 to 10 years to build the satellite. Then it used to cost $8 to $10 billion to build the satellite. The government was spending billions of dollars building these big birds in space, throwing them up. But it’s so far in the sky. As one general said, "Making them big juicy targets for everybody else” recently. We can now do the same, what they could do for ... Now today, it's gone down to a billion dollars for those big juicy targets, but what they do for a billion I can do for 10 million. I can give them the same product. For 10 million, I could build it in 12 to 18 months instead of building it over 10 years. Why are we so cheap? Well, it's not necessarily cheap. It's a different way of doing things. So by building a low earth orbit, you're building satellites that aren't meant to last 25 years. They're not radiation hardened. They circle around the earth at six kilometers a second. They're moving pretty fast and you want to ... But after five years, the radiation from the sun will burn out the batteries. We deorbit them. All of our satellites are designed to deorbit. We're very socially conscious like that. We don't want to leave debris in space. But it's cheaper to replace them every five years than it is to build one that lasts 25 years. That's how this whole industry is based on the fact that it's cheaper to do it, and you get current technology. My iPhone, the current model could be used when you're going ahead and building a satellite from over a five year program versus by the time a satellite is actually finished, a big satellite, it's technologically obsolete.

Jarrett Banks, IPO Edge:

Got it, ok. How has the increased launch availability impacted business?

Marc Bell, Chairman and CEO of Terran Orbital:

There's two things that have helped. You guys like SpaceX who really revolutionized launch and they made it affordable. Everyone talks about, there's going to be 50,000 satellites that are going to be launched over the next 10 years. You hear that number over and over again. There's an enormous amount between governments and commercial applications and civil applications, tons of satellites that are going to be launched over the next 10 years. But who's going to build them? Everybody forgets that someone's going to build them. We are, to the best of our knowledge, the last independent manufacturer of small sats in this country that can do classified work. There is nobody else. All my competitors got acquired. Blue Canyon got acquired by Raytheon. Millennium got acquired by Boeing. We decided we know what we're worth five years from now, why would we sell? So we were looking for someone, a big brother to work with is the way we look at it. We found Lockheed Martin. Lockheed has been a tremendous help in helping us grow our business, expand our business and partnering with them on many programs. So we're helping, I think on 10 programs right now, we're working with them on.

Jarrett Banks, IPO Edge:

That's certainly a major partnership among others that you've announced publicly. Why do you think somebody like Lockheed doesn't do this on their own?

Marc Bell, Chairman and CEO of Terran Orbital:

They can do it on their own, and they're very good at it. But being entrepreneurs, we can do things at a lower cost and at a faster pace. And it's just a different way of doing things. The DoD always wants to break the chokehold the big primes had. So this is old space meets new space. All the education and knowledge and fire power that a Lockheed Martin has with a startup like us, I think that we're 10 years old, not necessarily a startup, but they're helping to bring us to the next level.

Jarrett Banks, IPO Edge:

Fantastic. Now you've announced a major development regarding a facility to be built in Florida. What can you tell us about that?

Marc Bell, Chairman and CEO of Terran Orbital:

So here we're building what we believe is the world's largest satellite assembly facility. That'll be over 600,000 square feet. It's almost a kilometer long from end to end. We will be able to produce over 1000 satellites a year out of this facility and manufacture almost all the components all under one roof. So it's a complete industry 4.0 facility, the first of its kind.

Jarrett Banks, IPO Edge:

So what do we mean by 4.0 here? Can you elaborate a little bit on that?

Marc Bell, Chairman and CEO of Terran Orbital:

Absolutely. So we have a lot of robots. I will do additive manufacturing, augmented reality, where people wear special glasses, they can see what they're doing, have the instructions built into the glasses. It's about the goal to continue to drive down costs and increase functionality. So we want to drive down the cost of our bills by over 50%, but dramatically increase how functional they are.

Jarrett Banks, IPO Edge:

Now you've mentioned a significant work that you do with the government. What kind of contracts have you secured and how does this help the business?

Marc Bell, Chairman and CEO of Terran Orbital:

We're very luck. We've secured SDA's Tranche 0 for the transport layer. We’re working on numerous NASA programs. We worked on Luna missions, Luna IR, we just worked on. It's a wide plethora of missions that we're building across a whole different broad type of payloads. We've built satellites for EcoStar, so it's both government and commercial and civil. So we're really touching all different points of the space economy.

Jarrett Banks, IPO Edge:

Unlike some of the other SPACs we've covered, your business is generating revenue, isn't it?

Marc Bell, Chairman and CEO of Terran Orbital:

Yes. We do have revenue.

Jarrett Banks, IPO Edge:

What can you tell us a little bit more about some of the financials?

Marc Bell, Chairman and CEO of Terran Orbital:

We're growing at a rapid ... we stagnated for a few years when we needed capital. We got Lockheed Martin injected capital, and now Francisco Partners has injected capital, and we have more capital coming in through the SPAC and that's causing us to grow. So we believe as running a public company, we feel pretty good about our revenue numbers going forward. We never want to disappoint the street. We watch a lot of new space coming out there disappoint the street, time and time again. Having done this before, this is our fifth unicorn that we built and we want to make sure we do it right. It's always, we want to put up numbers out there that we believe we can hit if not beat. So we try to be conservative in all of our estimates that we put out there.

Jarrett Banks, IPO Edge:

As we touched on earlier, there are a number of new players in the space. How much room is there for everyone? Is this an unlimited pie here? What are we talking about?

Marc Bell, Chairman and CEO of Terran Orbital:

Well, there's lots of new players who are doing lots of different things. So if you look at all the new players that are out there, like Virgin Galactic is taking people to space. Virgin Orbit is taking payloads to space. Planet Labs is doing imaging. BlackSky is imaging. Spire, I believe is doing an RF platform. So people are doing different things from space. So they're not really competing against each other per se, but they're expanding the realm of data and knowledge that's out there. There's lots of room for people to do different things. There's lots of payloads that have yet to be done. Imagine using your phone carrier will be in outer space. It'll no longer be an AT&T or a T-Mobile here on the earth with cell towers. Imagine actually getting cell service everywhere and not driving your car and not having cell service half the time. That alone was worth it. Internet from space. Look at Starlink. They're bring internet access to the home to places that don't have internet access today. Really helping to democratize internet around the world. It's a great task.

Jarrett Banks, IPO Edge:

You've previously said you hope to get to 1,000 satellites annually launched. How close are we to that, I guess I would ask?

Marc Bell, Chairman and CEO of Terran Orbital:

We were trying to catch up with launch. Now launch is catching up with us. There is a lot more satellites being built that there is launch capacity, which says great things for people like SpaceX and Rocket Lab and AVL and Astra and all the others. But they got to get going. They're building at a very slow rate and the need to build faster. I know they think they're building at a fast rate. But people like us, like your Uber, you want to be able to get it the same day. You're going to get there. You're going to see. As more and more people are building satellites, it's a crawl, walk, run approach. You're seeing this industry. It's just starting to crawl and people are starting to just stand up to walk. Over the next few years, this will be very exciting.

Jarrett Banks, IPO Edge:

In addition to the Florida plant, you've also got two manufacturing plants in California. What can you tell us about those.

Marc Bell, Chairman and CEO of Terran Orbital:

We have a facility there and we have engineering design offices out in California. Everybody is in California. So we continue to expand that. We've have offices now, engineering offices in Atlanta, in Melbourne, in DC. And we are continuing to expand around the country and we believe we're going where the talent is. We want to hire the best and the brightest, but Irvine's our main campus. That's where we put people. That's where we build satellites. We do everything there. Mission operations we do out of there, but we've ground stations all over the world that we manage from there. But we realize that when Florida comes online, we'll be bicoastal. You think of it, Cape Canaveral, which launches, Vandenberg Space Force Base that launches from the west coast. So we want to be on both coasts.

Jarrett Banks, IPO Edge:

Do you find finding the talent difficult these days, do you find it easy? What's your take?

Marc Bell, Chairman and CEO of Terran Orbital:

It's always hard to find good people. But it takes time. Going public is another reason why we wanted to be public is it makes finding talent easier. Because you can give employees stock options, RSUs. They can have a stake. I'm a big believer that every employee should own equity, and we do. So all our employees own a piece of the company, and that is a huge benefit because we want them to be partners and stakeholders in what we're doing.

Jarrett Banks, IPO Edge:

Great. Now why is this sector in the space industry so exciting and how do investors choose?

Marc Bell, Chairman and CEO of Terran Orbital:

For what we do, we're unique, and always the last ones left. We have a lot of great competitors. Once you get acquired, things change. Their cost structure changes because they're part of a much larger organization. We're very lucky that we stood our ground and became the last one. All these companies are starting up. They want to build satellites, and it's not so simple. It's not like you build a satellite and you put into space for the first time. People learn, it doesn't work all the time. It doesn't work most of the time. We have years of experience doing it and getting it right. We laugh internally how people build bricks in space because everyone wants to do it themselves. They think how hard it could it be? It's just like saying how hard it is to launch a rocket. It's easy. It's an engine, a gas can. Something on the top and you light a fuse and two and a half minutes later, you're in space. How hard could it be? It's not so easy. Now imagine building an object that has to move at six kilometers a second for five years and has the ability to do whatever it's supposed to do and transmit back to the earth, all while moving much faster than a hypersonic missile. So there's a lot of technical challenges. There are very high barriers to entry, which is why historically you've seen constellations and satellites have a high failure rate as a business because they spent too much building on their constellations, too much money CapEx they spent. And with us, you don't need to spend a lot of CapEx to get a lot of value. That is so we can enable people and enable governments and companies to do things in space, economically and affordably.

Jarrett Banks, IPO Edge:

How do you educate investors who are, maybe, new to this sector as to the value that you're bringing?

Marc Bell, Chairman and CEO of Terran Orbital:

My favorite place is something called IPO edge.

Jarrett Banks, IPO Edge:

Fantastic, we love to hear that.

Marc Bell, Chairman and CEO of Terran Orbital:

We try to get out there. We do as much talking as we can, educating the public on many platforms, and it truly is educating. People are still learning. They think that all low earth orbit satellites are the same thing, and they're all very different. That's like saying every car is the same car. Yes, they move. That's the only similarity they all have. All cars move. Most cars move, I should say. But again, being in space, it's very different, and people are just now getting educated. It's going to take time. It's a learning curve. When cell phones first came out, nobody bought the Motorola brick phone. They looked at it, they said, "Oh, it was interesting," but nobody had it. Now everyone's cell phone is attached to their hands. They can't let go of it.

Jarrett Banks, IPO Edge:

That's a great analogy. Given the nature of your business, is there some sensitivity to you working with international customers?

Marc Bell, Chairman and CEO of Terran Orbital:

We have a company called Tyvak International that we own, that works with our international customers, so it's separation of church and state. They are an entity all on their own island and in Toronto and Italy, and they do great work and they work with a lot of our international customers. And in, in the US, we work with our domestic customers, but we're very much a domestic focused, national security focused business. That's a majority of our revenues.

Jarrett Banks, IPO Edge:

Okay. I'm going to pass the baton back to my colleague, John, and we're going to take some Q&A from the audience.

John Jannarone, IPO Edge:

All right. I'm back Marc. Here with you in Florida. Not too far away, Marc. I want to drill into some of the economics and numbers a little bit, but not for too long because I want to talk about some of the big picture stuff so people can get their heads around what this capability is. I noticed something about the unity economics and the satellites being very impressive. Can you just dig into that a little bit about how much time it takes to make the money back and what the return on investment looks like on the equipment?

Marc Bell, Chairman and CEO of Terran Orbital:

Sure. So, figure it this way. Over the five years, a lifetime of a satellite, we build it, launch it and operate it for $20 million. This is on the PredaSAR constellation. We expect to get back over a $100 million of revenue per satellite, and we expect that revenue ramp to be fairly fast to a stable point. So, we feel pretty confident about those numbers. We know the demand is there. We know who the customers are. We speak to the customers all the time, but we are not emotionally committed. So for whatever reason, customers not there, we don't build. So we're not trying to be one of these people who says, "Well, it's their sole business," and it's not. We have a great profitable manufacturing business. We're providing people, satellite solutions. The constellation, we believe, it's a home run. We're very excited about it. We wouldn't be doing it otherwise, but it's not our only business. And that's a lot of these companies you can see going public now. They're one trick ponies. Their whole business is their constellation and nothing else. And their constellation only does one thing. And that's dangerous.

John Jannarone, IPO Edge:

Well Marc, that's a good segue into a question I wanted to ask you. Something that's interesting to me is that there are two core businesses here, of course. Satellite Solutions and Earth Observation. If you look at your projections, the much, much bigger one, you go several years out in terms of revenue and presumably profit, is Earth Observation. Can you tell me why there's so much opportunity there? And, by the way, I believe we've had a few other companies on the show that do something similar, but tell me why that's where the exciting, the biggest piece of the future revenue is.

Marc Bell, Chairman and CEO of Terran Orbital:

You've probably met a lot of people who do what we call Earth Observation 1.0, people who do electro optical imaging, like a Planet, or a BlackSky, something like that, which are great businesses, don't get me wrong, great businesses. But, software defined synthetic aperture radar is a very unique, very difficult business to get into. It's a very complicated technology. You can literally take a cannon camera lens, throw it on a satellite in orbit and take pictures of the earth. And people have done that, actually. SAR has been around for 50 years, predominantly the domain of governments and militaries. And this is the first time someone's building a large scale, commercially owned, a company owns it, SAR constellation, but we're doing things, like we won an award recently from the Air Force research labs to integrate optical satellite interlinks into our satellites, which will allow us to connect into other government satellites that are in orbit. And that's a first. And we have a lot of things here that we're planning for the future of this constellation, and the revenues high, because we're providing a SaaS model, it's data as a service. So, we're not providing an image, we're providing real time data feeds, and people will be able to get real time data on the ground.

John Jannarone, IPO Edge:

All right, great. I want to talk more about economics in a minute, but let's talk about some real life examples. You talked about never losing a ship or a vessel, something like that. If we remember, not too long ago, a very sad story with the Malaysian Air airlines plane was just gone. And I remember watching television and everyone said, "You have no idea how big the Pacific Ocean is, and they're out there just flying around." And, I think maybe months later, a piece of it showed up on the shore of Eastern Africa. Could you have helped in that situation, track that thing down?

Marc Bell, Chairman and CEO of Terran Orbital:

It depends. So, it only helps if we're tracking an object from the beginning. So we get tasked to do something, let's say a ship leaves a country and they want to track where it goes. It's leaving Iran. Where is it going? And so, we can track it and we can't lose it. So, no matter how big the Pacific Ocean is, we will not lose that ship. But we have to have a starting point of where it goes, because we're not taking imaging of every point on earth all day. We're imaging where we're told to image. It's called tasking. So, someone types in the longitude and latitude, this is where we want you to go, and that's where we go.

John Jannarone, IPO Edge:

That's really helpful. So, I presume the same thing with any ship. As long as you are hired to do it, you could keep track of these vessels no matter which corner of the earth they go to.

Marc Bell, Chairman and CEO of Terran Orbital:

Indefinitely.

John Jannarone, IPO Edge:

That's great. And you have a stronger ability to do that than some of the other guys out there that you talked about. Some of the 1.0 players. Is it easier for you because of your technology?

Marc Bell, Chairman and CEO of Terran Orbital:

Well, they can't see at night.

John Jannarone, IPO Edge:

Oh, of course.

Marc Bell, Chairman and CEO of Terran Orbital:

They can't see if the clouds are out. So, if you have a rainstorm for 10 days, it's raining in the middle of the ocean, you lost them. They're gone. Ocean's a big place.

John Jannarone, IPO Edge:

Makes sense. Now, something else that people ask about all the time and someone actually sent an email to me about this, is space junk. Now, you talked earlier about debris. So, my understanding is that a lot of these satellites, they sit up there and they fall into pieces and they may never come down. But it sounds like when your constellation is ready to retire, I guess a certain vintage of it, let's call it. Are they coming down entirely and they're gone, not going to bump into anything?

Marc Bell, Chairman and CEO of Terran Orbital:

Yeah. They'll burn up in the atmosphere. And we're also working on programs, what's called space situational awareness, where we're helping to map all this space debris you see in orbit. So, we're creating a roadmap so you don't bump into that. That's the idea.

John Jannarone, IPO Edge:

Great. Okay. Another question. This is related to, obviously, a big issue in the news right now is supply chain. Could you guys help out watching the ship congestion and that sort of thing and then help manage that as well? Again, you might have to be asked to from the get go, right?

Marc Bell, Chairman and CEO of Terran Orbital:

Right. So, supply chain is a huge problem. We are suffering like everybody else. We can track the ships, which is great, but... I flew over recently the Portland Long Beach in California, and it was like a parking lot out there. It was amazing. It must have been 60, 70 ships just floating around, doing nothing. And it's a problem. And it's a problem on shore. It's a problem in our supply chain on land, with everything from trains to trucks, to delivering stuff, but also manufacturing. We have a huge shortage of chips and the government's just finally starting to pay attention, but it's hurting all of us. It's a real problem. It's hard to build satellites with chips, just like it's hard to build cars. Go to any car dealer lately. There's nothing for sale.

John Jannarone, IPO Edge:

Right. Absolutely. I think Jarrett touched briefly on the investment in partners with Lockheed Martin. Can we spend a bit more time on that? Why was that such a good match and how did that come together?

Marc Bell, Chairman and CEO of Terran Orbital:

We have something called the strategic cooperation agreement with them and we team with them on things and we work together with them. They bring business to us, we bring business to them. They'll be helping PredaSAR with SAR processing. We were very interested in helping the country and working with the DOD in the IC community seemed like the best opportunity. And so, that's where we've been focusing our efforts.

John Jannarone, IPO Edge:

Great. Now, when you can see everything so well, I've got to ask, Marc, is there any privacy concern? Could you see me walk out of my balcony here? Just how close can you get?

Marc Bell, Chairman and CEO of Terran Orbital:

Well, US citizens have lots of privacy. There's lots of laws that prohibit us from doing things in the United States. Outside of the US, huh, fair game. I’m saying it flippantly. Now outside the United States, the reality is the US government goes where they want to go and they do what they want to do to keep us safe. The whole point is you want to be able to go to the restaurants and the shopping centers and not think twice about it. And not everywhere is very lucky where we live, and it's because of the hard men and women in the armed forces and intelligence community, the work they do, we're able to live the life that we live.

John Jannarone, IPO Edge:

Great. I think we've teased out an important point here is that you don't have the entire globe under constant surveillance. You're able to track things that you want to track, but someone's asking another question about a potential use case here. What about helping an insurance company if there's a hurricane? Could you check out the damage yourselves to give the insurance company an objective point of view on what happened, rather than relying on the policy holder's reports?

Marc Bell, Chairman and CEO of Terran Orbital:

Right. So, for example, we actually spoke to an insurance company mapping out Florida the day before a hurricane, the day after a hurricane, and see whose roofs were missing before the hurricane to prevent insurance fraud. And that's a big deal.

John Jannarone, IPO Edge:

Great. Now, if we can, without getting into too much detail, because I realize there's a lot of confidentiality here, but can you talk about your pipeline and potential business, what these customers look like. Perhaps you can talk about some of your current customers a little bit and maybe the future customers who have a similar profile, maybe not.

Marc Bell, Chairman and CEO of Terran Orbital:

On the backlog side, we announced our last backlog. It's a mix of government, civil, and some commercial work. We see that skewing more government in our pipeline as we move forward. We are spending a lot of time working on government programs and with a lot of success. It's all about saving the taxpayers money and creating jobs here in the US. So, the more that gets done, the government, the DOD is spending time focusing on US companies, US owned and operated businesses, which is great. And we're creating jobs, which is great. We're creating thousands of jobs and after coming out of COVID, high paying jobs are needed and we need people who... STEM becomes an issue there. There's not enough people going into science and math and engineering, but we're working with colleges and universities to help expand the people that go into STEM.

John Jannarone, IPO Edge:

Great. Now I want of course to focus mainly on Terran Orbital today, but can we talk just a bit about the SPAC itself? Can you tell us why you chose that SPAC? I looked at the leadership, the SPAC, very impressive people. Are they going to remain advisors to you in some capacity the after deal closes?

Marc Bell, Chairman and CEO of Terran Orbital:

You know, we picked this SPAC because it was by founders, for founders. All these people in the SPAC are very successful entrepreneurs. They've been incredibly helpful in the process. It was truly a pleasure dealing with them. They've appointed a board member who we'll announce shortly. All former military and we're very excited that he'll be joining us. I expect we'll be talking for quite some time. They knew what they were doing. They helped us put together the exit package, because obviously you see all these SPACS struggling with the PIPEs, when the PIPE market closed ages ago. They came up with a very unique structure that we didn't have to rely on the PIPE.

John Jannarone, IPO Edge:

Gotcha. Now we talked about the immense amount of data you're able to collect and I believe you've got some partnerships, not just Lockheed, but with BigBear. Tell me about the mass amount of data that you've got and what it takes to really crunch all that. I've asked people about this in the past, if you go back 20 or 30 years, the amount of data was impressive, but it's gotten a lot bigger. Imagine the reams of paper you'd have to go through to get through this. How do you actually sift through this data and who's good at doing that and have you partnered with them?

Marc Bell, Chairman and CEO of Terran Orbital:

Yeah, we partner with people like BigBear and partner with Red Wire for two different things. Red Wire for payload components and BigBear for AI. We've built satellites with AI in space. AI is the future of space, satellites that can think on their own, move on their own, act on their own. Imagine satellites in the future having what's called... On an airplane, there's something called TCAS, Traffic Collision Avoidance System. Imagine having that on a satellite, where it can move out of the way and avoid space junk and move back.

John Jannarone, IPO Edge:

Great. Now this is an interesting question. Related to the data we're talking about, do you have to be careful about sharing that data with the customers and keeping it secure? I mean, this could be potentially sensitive stuff. How do you actually deliver the data?

Marc Bell, Chairman and CEO of Terran Orbital:

Yeah. Well, someone just asked a question, how secure are networks in space? They're very secure because the only phone home to wherever that it's supposed to phone home, in a very specific place... It's very difficult and we're moving at such a fast rate, it's very hard to hack into a satellite versus something that sitting in geosynchronous orbit that's not moving that you know where it is. If you're a server, you know where that is all the time. It's easy to reach. But our satellites, they keep moving. They're out of range within nanoseconds, so it’s very difficult to hack.

John Jannarone, IPO Edge:

You know, we talked about the... Before we jumped on a little virtual green room here, we talked a bit about the increase in launch capacity. Are you guys in good shape to get your satellites up in the air according to plan the next few years, given the immense demand and hopefully there's more launch capacity coming online, but how does that shake out?

Marc Bell, Chairman and CEO of Terran Orbital:

Listen, we feel pretty good so far. We order our launches in advance. We have a great relationship with most launch providers. SpaceX has been a great partner and we use the same ESPA ring that's become a standard now in a lot of SpaceX launches. It makes it easier for us to find a launch. We feel confident that they'll be able to catch up.

John Jannarone, IPO Edge:

Okay, great. You touched briefly when you're speaking to Jarrett about internet of things and 5G, can you explain a little bit more, especially on the internet of things piece and that's something that people want to know more about, and how you can be involved there?

Marc Bell, Chairman and CEO of Terran Orbital:

You know, internet of things is... For us, it's a payload. Someone can hire us to build the internet of things constellation. Constellation to do 5G, constellation to do electric optical imaging. We do whatever our customers ask us to do, because like I said, we're payload agnostic. We're all about building the satellite, the bus and people can do whatever they want with that bus.

John Jannarone, IPO Edge:

You touched on Red Wire for just a second, but I believe there's a new three-year deal that you have with them, Marc. Can you explain that a little bit?

Marc Bell, Chairman and CEO of Terran Orbital:

Sure. Red Wire, we will be buying components from. It was part of a deal that we did with AE Industrials, in our pipe. They introduced us to Big Bear and AI, which is two of their companies, and it's just having the perfect fix. We don't make a lot of... We make 85% of our components in house for the satellite, for what we call a bus. But what goes on top of it, the payload, that is stuff that we buy from the outside. With the exception of SAR. They make a lot of those things, Red Wire, that go the top of the bus.

John Jannarone, IPO Edge:

Great. Talking about SAR without getting into the technology too much, it's a little bit complicated, do you have a big head start? You mentioned that this has been something that was held closely by governments for security reasons. What are the odds that someone would try to do what you've done? I mean, is it too much work to catch up with you?

Marc Bell, Chairman and CEO of Terran Orbital:

People are trying. I don't think they're going to succeed, but they're trying. The reality is you have a foreign company called ICEYE which is doing it, a Finnish owned company. They're doing to do it overseas, but this is not something that the military's going to buy here in the US. It's foreign controlled, it's owned by foreigners. That doesn't give you a lot of comfort sitting at home. You want something that's built by Americans, for Americans.

John Jannarone, IPO Edge:

Great. Now you spoke to Jarrett about the decision to remain independent and the other guys have been gobbled up by these bigger players. What you were saying was, we think we're valuable enough that we want to stay independent and it's not time to sell the whole company. Are there other advantages that you believe you have in being independent, the only independent, vertically integrated public company in the satellite business?

Marc Bell, Chairman and CEO of Terran Orbital:

You know, I feel we control our own destiny. We're able to make decisions and we're able to be very reactive, proactive I should say, to how the market changes. We listen to our customers very much and we hear... things that we can develop for one customer, that may solve another customer's problem. We're able to use these. As we've learned, as we've grown as a company, we keep developing new technologies and we keep refining what we're building and that helps. That helps a lot.

John Jannarone, IPO Edge:

Great. There's something you talked about as far as the TAM, which is in the investor presentation that viewers could check out... With the market for lower orbit based observation going to a hundred billion dollars at some point, what are the different pieces there? I mean, is it a mix of public and private or over time will that be more private use?

Marc Bell, Chairman and CEO of Terran Orbital:

Well, you have a lot of government use, but commercial use from satellites is continuing to grow. This is just companies becoming more sophisticated, more comfortable with the technology, learning more. Sometimes they just need to be shown solutions to problems that are going on out there. Just like in the video, you saw all sorts of different solutions. Today no one's using it for fire rescue, for example, today, because there is no solution today. When PredaSAR is live, that would be a solution because we'll have a three to seven minute revisit rate around the world, but today we're not. Today, you don't have that option.

John Jannarone, IPO Edge:

Gotcha. Tell me just a little bit more about some of the commercial uses. We talked about insurance, we talked about tracking shifts and dealing with supply chain, but are there other things that are part of that number that people might not be thinking about? I mean, there's some obvious ones, but what else is in there?

Marc Bell, Chairman and CEO of Terran Orbital:

There's lots of things that we look at and lots of things that people can do from space and lots of things that we can solve and problems we can solve from space. We are always trying to find what's next. SAR was a great example. No one was doing SAR constellation. We look at now, what is the next thing, what's going to be after SAR? What's the next technology that's going to be used? Then how do we commercialize it and how do we use it? We're always trying to stay... we have great relationships with Lawrence Livermore National Labs, Jet Repulsion Labs, MIT Lincoln labs, where we do these things called CRADAs, which are cooperative research and development agreements. We help develop new technologies together to solve problems on earth. Then we figure out ways to commercialize these technologies. I'm not sure if I answered your question.

John Jannarone, IPO Edge:

No, no, no, I think you did. There's a myriad of uses out there. Can you explain, we talked about the five year life of the satellites. Are there companies out there that are in desperate need of satellites that you could just feed...Would you maintain them over time? How does that work?

Marc Bell, Chairman and CEO of Terran Orbital:

It doesn't really work like that so it's desperate need. There's lots of people who need. But we don't have, it's not an off the shelf product. We're solving a problem. We're not selling a product like that. So sort of creating that solution for somebody.

John Jannarone, IPO Edge:

Understood. Just stepping back if I might, and I've asked a number of other CEOs, the same question. I see these big incumbent players Lockheeds, Raytheons, and then much newer companies. There are many, many of them. Do you expect there to be consolidation out there over time? I was amazed in the last couple of years, how many companies I'd never heard of pop up. Many of them are actually going public now.

Marc Bell, Chairman and CEO of Terran Orbital:

You already had tons of consolidation in our space. That's how we ended up being left alone. We had lots of competitors that were out there and then gobbled up. Now we're competing with the primes. We'll compete with Raytheon. We'll compete with Boeing. But it's much easier for us to compete with a big prime, because we don't have the big overhead that they have.

John Jannarone, IPO Edge:

Great. Getting back to the security question, there are airspace rules, but do those go away once you reach a certain altitude where you guys are, where you're free to, to float around wherever you like. Is that fair to say?

Marc Bell, Chairman and CEO of Terran Orbital:

US Government has lots of rules. It's a lot of rules. But it's very organized. There's lots of international treaties on what you can do in space, and who can occupy what. But in low earth orbit you apply to the FCC, you apply to NOAA, you get your licenses and you're off to the races.

John Jannarone, IPO Edge:

Okay, great. We're winding down in questions here, but I've got a couple more Marc. When you look out for the rest of 2022, obviously the big event here is going public. Are there any other big things maybe you want to say... By the way folks, there's an Investor Day coming up February 17th. You can talk to Marc again then. I think they just announced that. You can just look it up on their website. Is there anything you can flag, maybe you give us a hint, without giving away all the surprises for that meeting, Marc.

Marc Bell, Chairman and CEO of Terran Orbital:

Sure. I think you should come to Investor Day, and you'll hear all of the things that have happened since the day we printed our last deck, and today. It'll be worth the time you spend, how's that?

John Jannarone, IPO Edge:

Yes. Do you have any thoughts about creating a product that would give access to imagery in an On Demand sort of way. Where it would be like I go to Terran's platform. My sense is that you're looking into much, much larger subscription deals. Is there a possibility having an On Demand service, if a company just momentarily needs to look for something?

Marc Bell, Chairman and CEO of Terran Orbital:

We'll have an archive service, where we'll take pictures and we'll archive them. Our satellites are not just doing SAR, but we actually also have cameras to do electro optical pictures as well. Those will be archived and people will be able to search longitude and latitude, and look through the archives, and buy the images they want to buy. We anticipate a lot of our data will be real time on demand, where we're providing real time data that people are logging in and tasking a satellite and downloading it directly to themselves.

John Jannarone, IPO Edge:

Okay. Great. All right, Marc, I'm just going to throw it to you for one last question. You know, you've spoken could do investors a great length in the last few months since announcing this transaction. Is there anything you'd like to emphasize, you think investors might miss sometimes, that you wish they could understand better?

Marc Bell, Chairman and CEO of Terran Orbital:

They think all SPACs are the same. A SPAC is just a vehicle. It's not the company. You got to look at the company, not the vehicle and how they're getting there. They're all investing, looking at SPACs as, well… it's a SPAC. But no. We're a satellite manufacturer. We're building a constellation. We're just using a SPAC as a vehicle. SPACs have gotten a bad rep, but it's just like an IPO. An IPO is a vehicle and direct listing is a vehicle. They're no different, except the SPAC has a much higher likelihood of closing than an IPO does in some markets. People just get all hung up on, it's a SPAC. The problem is a lot of these SPACs are merging with companies that shouldn't be public. They can't take advantage of the cap markets. They don't have the hyper growth they need and so that's the companies that shouldn't be public. That makes it harder for company like us, who should be public, can take advantage of being public, and have the hyper growth, and can take advantage of the capital. I hope that investors will start to realize there's a difference between the SPAC and the target company.

John Jannarone, IPO Edge:

Well, that's a really good point to make, Marc. I'm glad you brought that up. We try to do that here. Explain what the business models are themselves, rather than lump them all together. Marc, thank you so much for joining us today. This is really terrific. Everyone, as we just discussed Investor Day, coming up the 17th. Please check that out. The replay of this, to watch or share, will be up on IPO-edge.com very shortly. Or just go to the ticker TWNT on Yahoo Finance or your Bloomberg terminal and you can find it there. Marc, thanks so much for joining us today.

Marc Bell, Chairman and CEO of Terran Orbital:

Thank you guys for having me. I really appreciate it.

Important Information and Where to Find It

In connection with the proposed potential transaction, Tailwind Two has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two, and after the registration statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed potential transaction to its shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the potential transaction will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the potential transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in the registration statement on Form S-4 filed by Tailwind Two, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the registration statement on Form S-4 filed by Tailwind Two.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the registration statement on Form S-4 relating to the potential transaction filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this press release.